August 4, 2017

VIA EDGAR

Ms. Sonia Gupta Barros

Assistant Director, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:Mogul REIT II, Inc.

Offering Statement on Form 1-A

Filed June 28, 2017

SEC File No. 024-10713

Dear Ms. Barros:

On behalf of Mogul REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-qualification Amendment No. 2 to Offering Statement on Form 1-A, in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

This letter is being submitted in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated July 6, 2017.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Exhibit 12.1

Comment No. 1:  We note that counsel has assumed sufficient authorized shares, an assumption we consider inappropriate as stated in Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.  Please have counsel provide a revised legal opinion or tell us why such an assumption is appropriate.

Response:    Counsel respectfully submits that the assumption regarding the availability under the charter of a sufficient number of shares of common stock at the time of issuance of any shares in the offering is appropriate and necessary in connection with this particular offering.  Unlike an offering in which the closing occurs concurrently or reasonably concurrently with the delivery of the opinion (in which case counsel concedes that the assumption in question would be inappropriate), the Company’s offering is a continuous offering that will extend well into the future.  Although there are currently enough shares of common stock available under the Company’s charter to complete the issuance of the entire $50,000,000 in shares in the offering, numerous events outside of counsel’s control could occur in the future to deplete authorized capital such that there would be an insufficient number of shares available in the later stages of

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •   Washington, DC   •   Raleigh-Durham   •   Savannah

International Marketing Offices:  Beijing   •   Taipei

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •   Washington, DC   •   Raleigh-Durham   •   Savannah

International Marketing Offices:  Beijing   •   Taipei

Ms. Sonia Gupta Barros

Securities and Exchange Commission

August 4, 2017

Morris, Manning & Martin, LLP

Morris, Manning & Martin, LLP

the offering.  These events include the issuance of shares of common stock in other transactions or even the amendment of the Company’s charter to decrease the number of shares of common stock authorized for issuance.  Counsel’s opinion states that when the shares are issued, they will be validly issued (not that if the shares were issued as of the date of the opinion, they would be validly issued).  To address the Staff’s possible concern that the assumption could imply that there are insufficient shares available as of the date of the opinion or that counsel has not verified this fact, the opinion has been revised to note that, as of the date of the opinion, there are more than 5,000,000 shares of common stock (i.e., the maximum number of shares of common stock issuable if all shares were issued at the current price per share of $10.00) available for issuance under the charter.

*  * *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:Ms. Jilliene Helman

Ms. Karen Fleck